UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

TERADATA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-33458	75-3236470
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

17095 Via Del Campo
San Diego, California 92127

(Address of principal executive offices) (Zip Code)

Margaret A. Treese (866) 548-8348
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies.

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Teradata Corporation Conflict Minerals Report for the year ended December 31, 2024 is provided as Exhibit 1.01 to this Form SD and is publicly available at https://www.teradata.com/about-us/corporate-governance by selecting “Teradata Conflict Minerals Report for 2024” from the “Environmental Social Governance” menu.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report of Teradata Corporation, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TERADATA CORPORATION

By:     /s/ Margaret A. Treese                        Date: May 27, 2025
Margaret A. Treese
Chief Legal Officer and Secretary

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